Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended September 30, 2013 under IFRS

IT Services Revenue Crosses 100 billion per quarter

IT Services Operating Margin Expands by 2.5% sequentially

Wipro Delivers 28% YoY Net Income Growth

Bangalore, India and East Brunswick, New Jersey, USA – October 22, 2013 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its second quarter ended September 30, 2013.

Highlights of the Results:

Results for the Quarter ended September 30, 2013:

•	Revenues from continuing operations were 109.92 billion ($1.76 billion1), an increase of 19% YoY.

•	Net Income from continuing operations was 19.32 billion ($309 million1), an increase of 28% YoY.

•	Non-GAAP Adjusted Net Income from continuing operations was 19.32 billion ($309 million1), an increase of 29% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms grew 3.2% sequentially and 7.9% YoY

•	IT Services Revenue was $1,631.1 million, a sequential increase of 2.7% and YoY increase of 5.9%.

•	IT Services Revenues in Rupee terms was 100.68 billion ($1,609 million1), an increase of 20% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 22.64 billion ($362 million1), an increase of 31% YoY.

•	Operating Income to Revenue for IT Services was 22.5% for the quarter.

Performance for the quarter ended September 30, 2013

Azim Premji, Chairman of Wipro, commenting on the results said – “There are positive indicators on the global economy. Client confidence is on the uptick and we see it reflected in our results.”

T K Kurien, Executive Director & Chief Executive Officer of Wipro, said – “We achieved a broad based revenue growth across all industry verticals and continue to focus on executing to our strategy.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “Our sustained execution towards increasing operational efficiencies in the business coupled with currency benefits helped offset the impact of wage hikes resulting in strong improvements in operating margins.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 30, 2013, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 62.58. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2013 was US$1= 61.73

Outlook for the Quarter ending December 31, 2013

We expect Revenues from our IT Services business to be in the range of $1,660 million to $1,690 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.57, Euro/USD at 1.34, AUD/USD at 0.93, USD/INR at 61.98

IT Services

The IT Services segment had 147,216 employees as of September 30, 2013. We added 45 new customers for the quarter.

Wipro has signed a large multi-year deal with a leading Banking & Financial Services company in the United States. As part of the deal, Wipro will be a preferred partner to provide application development, support and testing services across multiple lines of business.

Wipro has won a large multi-year contract with a leading bank in the United States. The integrated IT and BPO deal further enhances Wipro’s capabilities in the payments technology and payments processing domain.

Wipro has won a large multi-year engagement in the KPO space with a global leader in business and financial information, wherein it will provide high-end research and data analysis support to the customer. The deal includes a renewal of existing work as well as addition of new scope of work.

One of the world’s largest healthcare diagnostics players has engaged Wipro to achieve a cost reduction of over 30% through various initiatives including consolidation of data centers and systems rationalization.

Awards and accolades

Wipro was ranked as a leader in the ‘Global R&D Service Provider’ survey for the fourth successive year in Zinnov Management Consulting’s Global R&D Service Providers Rating 2013. The survey analyzed the top 75 R&D service providers across the world in 13 major industry segments. Service Providers were evaluated on the basis of their capabilities and vertical coverage and the analysis includes user experience, systems software, embedded systems, mechanical & electrical engineering services and engineering analytics.

Wipro was included as a member of the global Dow Jones Sustainability Index (DJSI)—2013 for the fourth year in succession. Wipro is the only Indian company to be included in both the DJSI World and Emerging Markets Indices. A total of 1,831 companies were assessed from around the world of which 333 were chosen as the DJSI constituents for the year 2013-14, and the IT Services sector saw 65 companies participating globally of which 7 were selected for the World Index.

Wipro launched a Co-Innovation Center for SAP Solutions in Bangalore. The focus of this partner research center for co-innovation is to drive innovation based on SAP® solutions. Wipro anticipates that participants in the center will develop best-in-class solutions based on the SAP HANA® platform, as well as next-generation technologies including mobility and analytics to offer integrated offerings based on SAP HANA for customers.

Wipro was recognized with the One-EMC Partner of the Year Award at EMC India Partner Summit 2013 for maximum revenue achievement in all product lines (including services) of EMC services

IT Products

•	Our IT Products segment delivered Revenue of 9.37 billion ($150 million1) for the quarter, a YoY increase of 4%.

•	EBIT was 152 million ($2 million1) for the quarter.

•	Operating Income to Revenue for this segment was 1.6% for the quarter.

Please see the table on page 6 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 6 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award and not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period.

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter ended September 30, 2013, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Call

We will hold a conference call today at 06:45 p.m. Indian Standard Time (09:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally.

For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press
Manoj Jaiswal	Sridhar Ramasubbu	Vipin Nair
Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154
Manoj.Jaiswal@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of September 30,
	2013	2013	2013
			Convenience translation into US$ in millions (Unaudited)
ASSETS
Goodwill	54,756	62,751	1,003
Intangible assets	1,714	1,879	30
Property, plant and equipment	50,525	52,377	837
Derivative assets	51	236	4
Non-current tax assets	10,308	11,061	177
Deferred tax assets	4,235	4,776	76
Other non-current assets	10,738	11,731	187

Total non-current assets	132,327	144,811	2,313

Inventories	3,263	3,296	53
Trade receivables	76,635	78,087	1,248
Other current assets	31,069	36,162	578
Unbilled revenues	31,988	40,714	651
Available for sale investments	69,171	72,582	1,160
Current tax assets	7,408	9,619	154
Derivative assets	3,031	3,210	51
Cash and cash equivalents	84,838	83,897	1,341

Total current assets	307,403	327,567	5,234

TOTAL ASSETS	439,730	472,378	7,547

EQUITY
Share capital	4,926	4,930	79
Share premium	11,760	12,340	197
Retained earnings	259,178	280,566	4,483
Share based payment reserve	1,316	988	16
Other components of equity	7,174	8,292	132
Shares held by controlled trust	(542)	(542)	(9)

Equity attributable to the equity holders of the company	283,812	306,574	4,900
Non-controlling Interest	1,171	1,186	19

Total equity	284,983	307,760	4,919

LIABILITIES
Long—term loans and borrowings	854	10,963	175
Deferred tax liabilities	846	983	16
Derivative liabilities	118	1,902	30
Non-current tax liability	4,790	4,512	72
Other non-current liabilities	3,390	2,907	46
Provisions	9	3	—

Total non-current liabilities	10,007	21,270	339

Loans and borrowings and bank overdrafts	62,962	45,451	726
Trade payables and accrued expenses	48,067	50,853	812
Unearned revenues	10,347	11,532	184
Current tax liabilities	10,226	13,157	210
Derivative liabilities	975	6,843	109
Other current liabilities	10,989	14,384	230
Provisions	1,174	1,128	18

Total current liabilities	144,740	143,348	2,290

TOTAL LIABILITIES	154,747	164,618	2,629

TOTAL EQUITY AND LIABILITIES	439,730	472,378	7,547

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2012	2013	2013	2012	2013	2013
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)
Continuing Operation
Gross revenues	92,203	107,727	1,721	183,030	205,021	3,276
Cost of revenues	(63,958)	(74,207)	(1,186)	(127,654)	(141,424)	(2,260)
Gross profit.	28,245	33,520	536	55,376	63,597	1,016
Selling and marketing expenses	(5,960)	(7,605)	(122)	(11,732)	(14,465)	(231)
General and administrative expenses	(5,098)	(5,686)	(91)	(10,657)	(11,253)	(180)
Foreign exchange gains/(losses), net	160	2,193	35	1,816	2,245	36
Results from operating activities	17,347	22,422	358	34,803	40,124	641
Finance expenses	(535)	(656)	(10)	(1,826)	(1,151)	(18)
Finance and other income	2,930	3,412	55	5,343	6,774	108
Profit before tax	19,742	25,178	401	38,320	45,747	731
Income tax expense	(4,637)	(5,754)	(92)	(8,467)	(10,005)	(160)

Profit for the period from continuing operation	15,105	19,424	311	29,853	35,742	571

Discontinued operation
Profit after tax for the period from discontinued operation	1,065	—	—	2,215	—	—

Profit for the period	16,170	19,424	311	32,068	35,742	571

Attributable to:
Equity holders of the company	16,106	19,321	309	31,907	35,555	568
Non-controlling interest	64	103	2	161	187	3

Profit for the period	16,170	19,424	311	32,068	35,742	571

Profit from continuing operations attributable to:
Equity holders of the company	15,044	19,321	309	29,700	35,555	568
Non-controlling interest	61	103	2	153	187	3

	15,105	19,424	311	29,853	35,742	571

Earnings per equity share:
Attributable to equity share holders of the company
Basic	6.57	7.87	0.13	13.01	14.48	0.23
Diluted	6.55	7.85	0.13	12.98	14.44	0.23
From continuing operations
Basic	6.13	7.87	0.13	12.11	14.48	0.23
Diluted	6.12	7.85	0.13	12.08	14.44	0.23
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,453,173,688	2,454,919,674	2,454,919,674	2,452,384,099	2,454,939,900	2,454,939,900
Diluted	2,458,188,698	2,461,759,416	2,461,759,416	2,457,689,075	2,461,551,636	2,461,551,636
Additional Information
Segment Revenue
IT Services	83,732	100,679	1,609	166,875	190,042	3,037
IT Products	8,990	9,374	150	18,523	17,540	280
IT Services & Products	92,722	110,053	1,759	185,398	207,582	3,317
Consumer Care and Lighting (Discontinued operation)	10,075	—	—	19,873	—	—
Others (Discontinued operation)	3,778	—	—	7,665	—	—
Others	(9)	(133)	(2)	160	(316)	(5)
Total	106,566	109,920	1,757	213,096	207,266	3,312
Operating Income
IT Services	17,305	22,644	362	34,748	40,489	647
IT Products	272	152	2	483	283	5
IT Services & Products	17,577	22,796	364	35,231	40,772	652
Consumer Care and Lighting (Discontinued operation)	1,134	—	—	2,273	—	—
Others (Discontinued operation)	180	—	—	277	—	—
Others	(304)	(374)	(6)	(472)	(648)	(10)
Total	18,587	22,422	358	37,309	40,124	642
Reconciliation of adjusted Non-GAAP profit to profit as per IFRS
Profit for the period attributable to Equity holders of the Company (Continuing operations)	15,044	19,321	309	29,700	35,555	568
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(111)	1	—	(171)	(6)	(0)

Non-GAAP adjusted profit (Continuing operations)	14,933	19,322	309	29,529	35,549	568

Profit for the period attributable to Equity holders of the Company (Discontinued operations)	1,062	—	—	2,207	—	—
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(12)	—	—	(11)	—	—

Non-GAAP adjusted profit (Discontinued operations)	1,050	—	—	2,196	—	—

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
IT Services Revenue as per IFRS	1,631
Effect of Foreign currency exchange movement	8
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,639
IT Services Revenue as per IFRS	1,631
Effect of Foreign currency exchange movement	32
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,663